SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  March 27, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated March 27, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

"James E. Sinclair"

Date:   March 27, 2006

James E. Sinclair, Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trading Symbols:

Sharon, CT  06069

   TSX:     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860 364-0673

Vancouver Office:

Suite 1400 - 355 Burrard Street

Vancouver, B.C.  V6C 2G8

Toll Free: 1-800-811-3855

Tel: (604) 669-5598

Fax: (604) 669-8915

Email:

investors@TanzanianRoyaltyExploration.com

Website:

www.TanzanianRoyaltyExploration.com

News Release -  March 27, 2006

Trenching Program at Tanzanian Royalty’s Kibara Gold Project

Returns Excellent Values and Confirms Presence of Porphyry Intrusive

An extensive trenching program on the Company’s Kibara Gold Project has reaffirmed the significance of previously reported gold values and confirmed the existence nearby of a potentially large porphyry intrusive that may have played a role in the dissemination of gold values in the area

Approximately 160 metres of trenching was completed during February on the eastern side of the Nyakona Hill discovery area near where several grab samples last year returned values up to 6.0 g/t gold and 13% copper.

“The mineralized occurrences at Nyakona Hill appear to be structurally controlled and bear a strong copper-gold association that is analogous to Barrick's Bulyanhulu mine and the Chocolate Reef deposit in Tanzania, said the Company’s Tanzania-based President, John Deane.

A total of 21 samples were collected from 16 trenches at Nyakona Hill  and submitted for analysis. Samples were taken from all trenches containing quartz veining and/or gossanous (weathered) rock with malachite (copper carbonate hydroxide) staining. At least three samples were taken from each trench, along with samples from the footwall and hanging wall side of the vein.

The veins range from a few centimetres to 30 centimetres in thickness and form a zone that is approximately 10 metres wide. They are hosted within a southwest trending volcanic sequence of rocks (tuff) that have a shallow dip to the southeast. Trenching to date has exposed the vein system over a distance of 180 metres and has identified a quartz feldspar porphyry intrusive in close proximity to the system.

Highly significant assay results were received from the trenching program, with 20 samples returning values exceeding 1.22 g/t gold. The highest values were 14.8 g/t, (trench no. KB132TR02), and 10.20 g/t (trench no. KB132TR05). Other significant gold values with their respective trenches in brackets include 5.02 g/t (KB132TR005), 5.78 g/t (KB132TR016) and 5.53g/t (KB132TR013).

All anomalous results were reported from the quartz vein/gossan with malachite staining. The hanging and footwall rock samples returned values between 0.01 and 0.83 g/t gold, suggesting that footwall alteration (a sign of hydrothermal activity) has taken place outside the vein system which is significant in the context of the potential size of the mineralized system.

“Discoveries such as this show the wisdom of our regional exploration approach and validate the Company’s strategy of maintaining a major land position right in the heart of one of the world’s most prolific gold belts,” said Jim Sinclair, Chairman and CEO of Tanzanian Royalty Exploration.

“As we develop our exploration portfolio over the coming months and years, I expect to see similar discoveries covering a range of commodities including gold, diamonds and nickel,” he concluded.

The table below outlines all significant gold assays received. Base metal values are outstanding.

Table 1: Significant Results from Kibara Trenching.

TRENCH ID	SAMPLE NO.	Au (g/t)	REMARKS
KB132TR09	J-8102	3.40	Quartz vein/gossan with malachite – 20cm width
KB132TR05	J-8105	5.02	Quartz vein/gossan with malachite/boxworks – 30cm width
KB132TR05	J-8107	10.20	Gossan with malachite – 5cm width
KB132TR04	J-8110	3.60	Quartz vein/gossan with malachite – 30cm width
KB132TR03	J-8113	1.55	Quartz vein/gossan – 20cm width
KB132TR03	J-8115	1.22	Quartz vein/gossan with malachite – 5cm width
KB132TR16	J-8120	5.78	Quartz vein/gossan with malachite – 20cm width
KB132TR02	E-10946	14.8	Quartz vein/gossan with malachite – 30cm width possible float
KB132TR02	E-10949	1.34	Quartz vein/gossan with malachite (90%) in feldspar porphyry – 5cm width
KB132TR12	J-4938	3.24	Quartz vein/gossan with malachite; boulder
KB132TR12	J-4939	2.38	Quartz vein/gossan with malachite – 5cm width
KB132TR12	J-4942	1.46	Quartz vein/gossan with malachite – 5cm thick
KB132TR14	J-4949	3.65	Quartz vein/gossan with malachite – 2cm thick
KB132TR14	J-4950	1.74	Quartz vein/gossan with malachite – 2cm thick 40% of sample was tuff
KB132TR08	E-12302	1.31	Quartz vein/gossan with malachite – 5cm thick
KB132TR13	E-12306	2.03	Quartz vein/gossan with malachite – 5cm thick
KB132TR13	E-12307	2.33	Quartz vein/gossan with malachite – 5cm thick

TRENCH ID	SAMPLE NO.	Au (g/t)	REMARKS
KB132TR13	E-12308	5.53	Quartz vein/gossan with malachite – 5cm thick
KB132TR15	E-12310	4.55	Thin (<2cm) quartz vein/gossan with malachite
KB132TR15	E-12311	2.89	Thin (<2cm) quartz vein/gossan with malachite

Biogeochemistry Program Completed

The Company recently completed a large regional biogeochemistry (BGC) program over the project area which encompasses a geographical area of 377.6 square kilometres. This program will hopefully fingerprint the extent of this mineralized zone, and facilitate a decision on drilling which will be made once the results from the BGC program have been received. These results should be available in the next few months.

Qualified Person

The Company's Qualified Person is Mr. John Deane, the President of Tanzanian Royalty Exploration Corporation Limited. He has an M.Sc. from the University of Cape Town (1993) and is a registered scientist with SACNASP (Reg. No.400005/05).

Analysis

All samples were sent to Humac Laboratories in Mwanza, Tanzania for gold analysis by the fire assay method with atomic absorption finish (Au 4 method).

Respectfully Submitted,

"James E. Sinclair"

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.